Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
GuruNet Corporation

We consent to the incorporation by reference in the registration statement (No. 333-115424) on Form S-8 of GuruNet Corporation (Formerly Atomica Corporation) and Subsidiary (A Development Stage Enterprise) (“the Company”) of our report dated March 31, 2005, with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-KSB of the Company.

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

March 31, 2005